INVEST IN **HUGS**

Building the future of International Student Housing


HUGS

Highlights

1. 253% average WoW revenue growth in August
2. Over $85,000 committed in reservations pre-launch + $35,000 in side investments and grants
3. Partnership acquired with University of San Diego
4. Our HUGS Score extracts 60+ different criteria to make a precise creditworthiness assessment
5. Featured in SD Chamber of Commerce, International Affairs Board, and the San Diego Business Journal
6. Founders have intimate first-hand experience with the problem

Our Team

Our Team



Carl Dumesle

Intl alum, problem solver with a knack for people, strategy, and business

> We are a team of international students who are intimately familiar with this problem. We refuse to let this go unsolved for all future international students to come.



Akash Atapattu

BS in computer science and a BA in economics. An empathetic and product-focused leader with a business/personal growth mindset.



Russell Leong

Intl alum, business owner with years of operations experience dedicated to creating a better future for international students in the US.



Aymed Rodriguez Ortiz

Empathy-driven leader with a passion for problem solving, strategy and digital innovation.



Kamyar Saii

Sales lead with experience in strategy, management, and results.



Trent Tomoyasu

Photographer, videographer, and designer focused on illustrating real solutions and telling the stories of everyday people.

Invest in the Future of International Student Housing🏡

Hassle-Free Housing for Internationals:✅Fast & Secure.✅No SSN.✅No Credit Score!


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Housing Undergraduate & Graduate Students
"Building the Future of International Student Housing."

Problem
International students face major obstacles in obtaining housing in the US

> *Every year 70% of International Students that come to study in the U.S. are unable to secure off-campus housing*


THE PROBLEM
h
70%
Of international students were NOT able to secure housing
60%
Cited the lack of a SSN/Credit Score as the primary reason for their housing difficulties


Housing Security
Ease without SSN/Credit Score
Satisfaction
53%
Were unsatisfied with their housing searches

Diagnosis

International students face these issues by lacking a credit score

> *60% cite the lack of ssn as an issue in securing housing. Without a credit score or social security number to generate a credit score international students have no way of proving how qualified they are as potential tenants.*

Solution

Help International Students and Landlords better understand one another

> *HUGS is building the future of International Student Housing by being one of a kind.*
>
> *1️⃣International students create an account on the HUGS website.*
> *2️⃣Students upload their documents and are calculated a HUGS Score!*
> *3️⃣Students can now secure housing and browse worry free - all this can be done before they even step foot into the U.S.!*


HUGS SCORE™
Comparable to the legacy credit scores!
Our proprietary rating process uses student visa and other documentation to compute the HUGS score™
All Listings
Contact Us
About Us
Pay My Rent
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Search
How We Can Help You
HUGS Score™
763

HUGS is here to innovate. The HUGS advantage:

✅No Credit Score / SSN Required

✅Secure housing before arrival to the U.S.

✅Turnkey solutions to find a new place

✅Access to large tenant pool

✅Ability to qualify a tenant

Business Model

> ***Why HUGS works***


BUSINESS MODEL
Students
• $0 Free to join



• 3.5% of monthly rent
*Covers housing insurance and other necessities
Landlords
$0-$150 subscription
3.5-5% transaction fee
CLV (Customer Lifetime Value)
$1151
CAC (Customer Acquisition Cost)
<$149
* Numbers are based on Year 1 projections for the San Diego Market

Our Proprietary Rating System



OUR PROPRIETARY RATING SYSTEM
Categories | Weight
Visa Type | 35%
Financial Capacity | 15%
Funding Distribution | 15%
Financial History | 10%
Fund Ownership | 10%
Student Maturity | 10%
Student Type | 3%
Student Eligibility | 2%
Student Type (2%)
Student Eligibility (2%)
Student Maturity (10%)
Fund Ownership (10%)
Visa Type (35%)
Financial History (10%)
Financial Capacity (15%)
Funding Distribution (15%)
These percentages are estimations and the Hugs Score™ accounts for over 60 different criterion

The Market Opportunity

> ✅*Market Share: We believe there are no leading companies in this space.*

> ✅*Go to Market: Target the 11 - 17k international students coming to San Diego, then target nationwide aiming for the 1.1M international students that are in the U.S.*

> ✅*Market Opportunity: In California alone, we are looking at over $177,000,000 with nationwide sitting at about $747,000,000.*



MARKET OPPORTUNITY
Demographics
Long-term student population growth
Many international students have liquid funds readily available
Demonstrated need of housing
$800,000,000
$600,000,000
$400,000,000
$0
$750MM
$487MM
$97.5MM
TAM
SAM
SOM

The Competition

> *In our current market, international students have 4 options when pursuing and searching for housing solutions which all require them to have either a social security number or a credit score.*



COMPETITIVE ADVANTAGES
REAL ESTATE WEBSITES
craigslist
facebook
UNIVERSITIES
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NO US CREDIT



REQUIRED	✗	✗	✗	✓	✓
NO SSN REQUIRED	✗	✗	✗	✓	✓
SECURITY	MODERATE	LOW	LOW	HIGH	HIGH
INTERNATIONAL FRIENDLY	LOW	LOW	LOW	MODERATE	HIGH

Breakdown Of Funds Usage



CAPITAL RAISE & USE OF FUNDS
$100K Use of Funds (Pre-Seed)
$30K - Legal
IP Protection & General Counsel
$50K - Technical
Development of HUGS™ infrastructure and AI; tools & servers
$5K - Administration
Banking, Accounting, Tax
$10K - Sales & Marketing
Social media ads & Partnerships
$5K - Professional Development
Perks, training & Allowances for team members
$500K Use of Funds (Seed/Angel)
$50K - Legal:
IP Protection & General Counsel
$280K - Technical
Development of HUGS™ infrastructure and AI; tools & servers
$60K - Administration
Banking, accounting, tax ,office space, supplies
$95K - Sales & Marketing
Social media ads, lead magnets, partnerships, merchandise, marketing materials, sales tools
$15K - Professional Development
Perks, training & Allowances for employees

Key Milestones

> *HUGS' Initial Success*



KEY MILESTONES
University Partnership Acquired
Strong Talent Acquisition
Pre-Seed Funding Secured
Winner of various pitch competitions
Hubspot 2021 Accelerator Program
Featured In
SAN DIEGO BUSINESS JOURNAL
FRESH BREWED TECH
MINTZEDGE
University of San Diego

The HUGS vision

> *What's next for HUGS*



THE HUGS™ PRODUCT ROADMAP
2021
2022
2023
2025
Marketplace
(Website)
Hugs Score™ API
National Expansion
Industry Diversification

*The above slide contains forward looking projections that are not guaranteed

**The above slide contains forward looking projections that are not guaranteed*

What Do People Say About Us?

"On Nov. 15, a problem-solving idea generated by Dumesle and d'Amours resulted in an entrepreneurial victory. The inaugural $45,000 Fowler Business Concept Challenge (FBCC) hosted by the equally new Entrepreneurship and innovation Catalyzer in the USD School of Business awarded the duo's idea, Housing for Undergraduates and Graduate Students (HUGS), as the top prize winner of $15,000 in scholarship money, both increasing awareness of the issue and working toward a solution." - USD News Center, 2019

OUR FOUNDER'S STORY

> *Carl Dumesle and HUGS*

After successfully completing his Bachelor's degree in the Dominican Republic, Carl was ready for his next adventure, graduate studies at the University of San Diego - or so he thought. Going off to further his studies wasn't the only thing that Carl grappled with upon his arrival to the U.S. Coming in as an international student meant that Carl had no social security number or personal credit he could use to prove his credibility to landlords and housing institutions which unfortunately landed him in stressful and unpleasant situations.

All these struggles Carl had to experience seemed unjust and as a result of a lack of structure. In order to even be eligible to study in the U.S. Carl, like millions of other international students, was required to show proof that he had funds available to cover a year's worth of expenses, including rent. So if he had the money necessary why was it so difficult for him to find and secure housing for himself?

There was no way for him to prove his credibility. **Tired and frustrated with the constant cycle of negative experiences, Carl went back to his hostel and created HUGS**, which he then showed to his landlord and was accepted for the lease on the spot.



University of San Diego
2019

THE TEAM

> *"When Life Gives You Lemons - Make Lemonade." - Elbert Hubbart*

This is one of the best quotes that sums up our humble beginning and encapsulates what HUGS does. All of our foundational members came together through a bond and sympathy for the issue. Just hear how some of our founding members were inspired to join

members were inspired to join.

Akash Atapattu - CTO
"I first met Carl and heard about HUGS through the USD Fowler Business competition. As an international student who has had many friends struggle to find housing in the US, Carl's idea immediately struck me as a necessary solution to a nationally prevalent problem. When I learned that HUGS needed help with engineering in January of 2021, I immediately joined the team to build the future of student housing."

Russell Leong - COO
"When I met Carl during my previous role at a startup, I immediately connected over our shared background as international students, and our mutual passion for entrepreneurship. HUGS's mission deeply resonated with me and I jumped at the opportunity to leverage my operations background to create a better environment for other international students here in the US."



THE TEAM
Carl Dumesle
Co-Founder & CEO
- BAdmin and MBA
- Entrepreneur
- Experience in previous startups
Akash Atapattu
Co-Founder & CTO
- BS Computer Science
- Software Development Experience
Our Advisors
Tony Malz
- 13 years+ FICO
- Startup Founder
Russell Leong
Co-Founder & COO
- Econs, BA
- Business owner
- Strategy & Operations Lead
Aymed Rodriguez-Ortiz
CMO
- Comms, Penn State
- Facebook Product Manager
Dr. Michael Crawford
- Real Estate Owner
- Developer and Investor



HUGS Founder Video
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Watch on YouTube



HUGS
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Building the Future of International Student Housing
The Problem
There is a lack of comprehensive housing solutions available to international students who study in the U.S.
Over 60% of students surveyed said that no SSN/Credit Score was their biggest problem in securing housing.
Housing Coverage
Student Satisfaction
Most Significant Obstacle
Our Solution: HUGS™
1 International student creates an account on the HUGS™ portal.
2 Student's HUGS score™ is computed.
3 Student can now secure housing before coming to the U.S.!
The HUGS Advantage
• No Credit Score Required
• Fast, Safe, and Convenient
• HUGS International Student Housing Scholarship Fund
• Wide range of options
• Renters Insurance + Perks
• Housing before arrival
HUGS Score™
763

Downloads

Wefunder Version of Pitch Deck.pdf